William Burkhart
Senior Vice President and
General Counsel
The Timken Company
Mail Code: GNE-14
1835 Dueber Ave SW
PO Box 6928
Canton, OH 44706-0928
United States
Telephone: 330-471-3002
Facsimile: 330-471-4041
william.burkhart@timken.com
June 8, 2011
United States Securities and Exchange Commission
1 Station Place, N.E., Stop 7010
Washington, DC 20549
Attention: Terence O’Brien, Accounting Branch Chief

Re:	The Timken Company Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 22, 2011 File Number 1-01169
Dear Mr. O’Brien:
          The Timken Company, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated May 31, 2011 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2010 and the Company’s definitive proxy statement on Schedule 14A, filed March 23, 2011 (the “Proxy Statement”).
          Below are the Company’s responses to each comment in the Comment Letter. For convenience, we have repeated each of the staff’s comments before the response.
Form 10-K for the Fiscal Year Ended December 31, 2010
Item 15. Exhibits and Financial Statement Schedules, page 90
1.	We note that you do not appear to have publicly filed the schedules and exhibits to your amended and restated credit agreement listed as Exhibit 4.1. Please file your complete credit agreement, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Response:
          The Company entered into a Second Amended and Restated Credit Agreement as of May 11, 2011, a complete copy of which, including all schedules and exhibits, was filed as an exhibit to a current report on Form 8-K on May 12, 2011.

June 8, 2011
Securities and Exchange Commission
The Timken Company

Form 14A filed March 23, 2011
Compensation Discussion and Analysis, page 17
Executive Compensation program Design, page 18
2.	We note your use of survey data to set guidelines for your salary, annual incentive, and long term incentive decisions. Please provide us a more detailed discussion and analysis of how you use this data and tell us whether you consider this practice to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. For a definition of the term “bench-marking” in this context, please refer to Question 118.05 of our Compliance and Disclosure Interpretations for Regulation S-K, which are available on our web site.
             Response:
             As discussed on page 18 of the Proxy Statement, in the past the Company has periodically reviewed broad-based third-party survey data from nationally recognized consulting firms in order to gauge the competitiveness of its compensation programs. Collectively, these surveys reflect the pay practices of hundreds of companies from a range of industries. In 2008, the survey data reflected the pay practices of approximately 340 companies with annual revenues between $2.5 and $10 billion. No data from any single company or subgroup of these companies is considered by the Compensation Committee in making compensation decisions.
             The Company did not conduct a new market study in connection with setting executive compensation levels for either 2009 or 2010 because of the dramatic changes occurring in the global economy. As disclosed in the Proxy Statement, the Compensation Committee elected not to make significant changes in executive compensation levels for 2010, and this decision was primarily based on the Committee’s consideration of then-current global economic conditions. Given that the Compensation Committee’s decisions with respect to compensation levels in 2010 were based on the challenging economy, the Compensation Committee did not “benchmark” against the 2008 survey data or use that data to justify its compensation decisions for that period. Accordingly, the Company does not believe its practices in connection with 2010 compensation decisions constituted benchmarking for purposes of Item 402(b)(2)(xiv).
             In future filings, to the extent that the Company engages in “benchmarking” of compensation, we will comply with Item 402(b)(2)(xiv) of Regulation S-K. To the extent the Company does not engage in benchmarking, we will clarify our disclosures in this regard.

June 8, 2011
Securities and Exchange Commission
The Timken Company
Long-Term Incentives, page 22
Performance Units, page 23
3.	In future filings, when you report actual results for performance goals, please report the actual result (i.e., the number, percentage, or other measure used – for 2010 it was a percentage) instead of using a less precise descriptive phrase like “Above Maximum.”
             Response:
             In future filings, when reporting actual results for performance goals, the Company will report the actual result in terms of the measure used (i.e., the number, percentage, etc.).
*           *           *
             In connection with the Company’s responses to the staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
             If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (330) 471-3002.
Sincerely,
/s/ William R. Burkhart